UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-42551

SAGTEC GLOBAL LIMITED

(Registrant’s Name)

No 43-2, Jalan Besar Kepong,

Pekan Kepong, 52100 Kuala Lumpur

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Resignation of Mr. Lai Fuu Sing and Ms. Pang Seng Wee, and appointment of Mr. Chen Xiang Foong and Ms. Elain binti Lockman.

On May 16, 2025, Mr. Lai Fuu Sing tendered his resignation as an independent director, Chair of the Audit Committee, and member of the Compensation and Nomination Committee of Sagtec Global Limited (the “Company”), effective May 16, 2025. Mr. Lai Fuu Sing’s resignation was not a result of any disagreement with the Company’s operations, policies or procedures.

On May 16, 2025, approved by the Board of Directors, the Nominating Committee and the Compensation Committee, Mr. Chen Xiang Foong (“Mr. Chen”) was appointed as an independent director and the Chair of the Audit Committee of the Company, effective May 16, 2025.

The biographical information of Mr. Chen is set forth below:

Mr. Chen is an approved audit license auditor with over a decade of experience in audit and advisory services, specializing in external audit, IPO advisory, financial reporting, due diligence for M&A cases and compliance with legal regulations. He is presently the managing partner and founder of CL & Co PLT, Malaysia, a boutique audit and advisory firm, providing services in external audit, financial reporting and corporate advisory, where he has successfully advised clients on IPO readiness, financial due diligence and compliance with local and international accounting standards. From 2016 to 2019, he was an audit manager at Ernst & Young Malaysia, where he managed an audit portfolio worth RM1.3 million, including top-tier global clients and government-linked conglomerates, while pioneering consultation services for clients on implementing international financial reporting standards. Mr. Chen is a graduate of Sunway University, where he possesses professional certificates in accounting as a certified accounting technician. Mr. Chen is also a Fellow of the Institute of Chartered Accountants in England and Wales, and a Member of the Malaysian Institute of Accountants.

Mr. Chen does not have any family relationship with any director or executive officer of the Company. He has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

On May 16, 2025, Mr. Chen has received and signed the offer letters provided by the Company. The term shall continue for one year, or until his/her successor is duly elected and qualified. The Board of Directors may terminate the position as a director for any or no reason. The position shall be up for re-appointment every year by the Board of Directors of the Company. Mr. Chen is entitled to compensation of US$1,500 for each calendar month, payable on the 16th day of each month.

The offer letter is qualified in its entirety by reference to the complete text of the letter, which is filed hereto as Exhibit 10.1.

On May 16, 2025, Ms. Pang Seng Wee tendered her resignation as an independent director, Chair of the Compensation Committee, and member of the Audit and Nomination Committee of Sagtec Global Limited (the “Company”), effective May 16, 2025. Ms. Pang Seng Wee’s resignation was not a result of any disagreement with the Company’s operations, policies or procedures.

On May 16, 2025, approved by the Board of Directors, the Nominating Committee and the Compensation Committee, Ms. Elain binti Lockman (“Ms. Lockman”) was appointed as the director and the Chair of the Compensation Committee of the Company, effective May 16, 2025.

The biographical information of Ms. Lockman is set forth below:

Ms. Lockman is currently the CEO and Co-Founder of ATA Plus since May 2015, a licensed equity crowdfunding platform regulated by the Securities Commission of Malaysia, where she oversees the company’s strategic direction and operations. Her career spans management, business strategy, HR, marketing, and communications, where she has worked with major corporations and government agencies like Petronas. She is also currently an independent director of Reservoir Link Berhad (RL: KLSE MYR) and Propel Global Berhad (PGB: KLSE MYR), listed on the Main Market of the Kuala Lumpur Stock Exchange. Previously, she was a director at One Big Idea, where she provided hands-on and personalized business consulting and value-added services to clients in the areas of business growth, branding, sales and marketing strategies. Ms Lockman graduated from The London School of Economics and Political Science with a Bachelor of Science (Actuarial Science) in 1991, and a Master of Science (Operational Research) in 1992.

Ms. Lockman does not have any family relationship with any director or executive officer of the Company. She has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

On May 16, 2025, Ms. Lockman has received and signed the offer letters provided by the Company. The term shall continue for one year until his/her successor is duly elected and qualified. The Board of Directors may terminate the position as a director for any or no reason. The position shall be up for re-appointment every year by the Board of Directors of the Company. Ms. Lockman is entitled to compensation of US$1,500 for each calendar month, payable on the 16th day of each month.

The offer letter is qualified in its entirety by reference to the complete text of the letter, which is filed hereto as Exhibit 10.2.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
10.1	Director Offer Letter between the Company and Mr. Chen Xiang Foong
10.2	Director Offer Letter between the Company and Ms. Elain binti Lockman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAGTEC GLOBAL LIMITED

By:	/s/ Ng Chen Lok
Name:	Ng Chen Lok
Title:	Chairman, Chief Executive Officer and Executive Director

Date: May 23, 2025

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